EXHIBIT (m)(7)

                                DISTRIBUTION PLAN
                             [TREASURY RESERVE FUND]
                           FIRST AMERICAN FUNDS, INC.
        [as amended and restated June 4, 2003, effective August 1, 2003]

         WHEREAS, FIRST AMERICAN FUNDS, INC. (the "Company") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

         WHEREAS, the Directors of the Company have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Company and the owners of Treasury Reserve Fund shares of Common Stock ("Shareholders") in the Company;

         NOW, THEREFORE, the Directors of the Company hereby adopt this Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.

         SECTION 1. The Fund has adopted this Treasury Reserve Distribution Plan ("Plan") to enable the Treasury Reserve Fund to directly or indirectly bear expenses relating to the distribution of Treasury Reserve Fund securities, of which the Company is the issuer .

         SECTION 2. The Treasury Reserve Fund is authorized to pay the principal underwriter of the Fund's shares (the "Distributor") a fee (the "Distribution Fee") in connection with distribution-related services provided in respect of such Fund, calculated and payable monthly, at the annual rate of .50% of the value of the average daily net assets of Treasury Reserve Fund.

         SECTION 3.

         (a) The Distribution Fee may be used by the Distributor to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Treasury Reserve Fund shares of the Company and to pay for other advertising and promotional expenses in connection with the distribution of such shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Distributor related to the distribution of Treasury Reserve Fund shares; and payments to, and expenses of, officers, employees or representatives of the Distributor, of other broker-dealers, banks or other financial institutions, and of any other persons who provide support services in connection with the distribution of such Shares, including travel, entertainment, and telephone expenses.

         (b) Payments under the Plan are not tied exclusively to the expenses for distribution related activities actually incurred by the Distributor, so that such payments may exceed expenses actually incurred by the Distributor. The Company's Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and


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                  in doing so will consider all relevant factors, including
                  expenses borne by the Distributor and amounts it receives under the Plan.

         (c) The Fund's investment adviser and the Distributor may, at their option and in their sole discretion, make payments from their own resources to cover costs of additional distribution activities.

         SECTION 4. This Plan shall not take effect with respect to the Treasury Reserve Fund until it has been approved (a) by a vote of at least a majority of the outstanding voting securities of the fund; and (b) together with any related agreements, by votes of a majority of both (i) the Directors of the Company and
(ii) the Qualified Directors, cast in person at a Board of Directors meeting called for the purpose of voting on this Plan or such agreement.

         SECTION 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Part (b) of
Section 4 herein for the approval of this Plan.

         SECTION 6. Any person authorized to direct the disposition of monies paid or payable by the Company pursuant to this Plan or any related agreement shall provide to the Directors of the Company, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         SECTION 7. This Plan may be terminated at any time by the vote of a majority of the Qualified Directors or by vote of a majority of the outstanding Treasury Reserve Fund voting securities.

         SECTION 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by the vote of shareholders holding a majority of the Treasury Reserve Fund's outstanding voting securities, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

         SECTION 9. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of shareholders holding a majority of the outstanding voting securities of the Treasury Reserve Fund, and all material amendments to this Plan shall be approved in the manner provided in Part (b) of Section 4 herein for the approval of this Plan.

         SECTION 10. As used in this Plan, (a) the term "Qualified Directors" shall mean those Directors of the Company who are not interested persons of the Company, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

         SECTION 11. While this Plan is in effect, the selection and nomination of those Directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Directors then in office who are not interested persons of the Company.


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         SECTION 12. This Plan shall not obligate the Company or any other party to enter into an agreement with any particular person.












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